United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Volker Knappertz
2.	Reason for the notification
a.	Position/status	Chief Medical Officer
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Sell to cover transaction resulting in exercise of Long Term Incentive Plan options over 1,012 American Depositary Shares (ADSs) followed by sale of 331 ADSs to cover tax liability. Remaining 681 ADSs have been retained.
c.	Price(s) and volume(s)	Price(s) $153.63	Volume(s) 331	ADS’s sold
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	May 18, 2018
f.	Place of the transaction	Nasdaq, New York

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Scott Giacobello
2.	Reason for the notification
a.	Position/status	Chief Financial Officer
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Sell to cover transaction resulting in exercise of Long Term Incentive Plan options over 678 American Depositary Shares (ADSs) followed by sale of 231 ADSs to cover tax liability. Remaining 447 ADSs have been retained.
c.	Price(s) and volume(s)	Price(s) $153.51	Volume(s) 231	ADS’s sold
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	May 18, 2018
f.	Place of the transaction	Nasdaq, New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Secretary

Date: May 24, 2018